Hogan Lovells US LLP
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August 18, 2011
VIA EDGAR AND COURIER DELIVERY
Perry Hindin, Esq.
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-3628

Re:	S1 Corporation
Preliminary Proxy Statement on Schedule 14A Filed August 3, 2011 File No. 001-24931
Dear Mr. Hindin:
     On August 3, 2011, S1 Corporation (the “Company”) filed a preliminary proxy statement (the “Proxy Statement”) relating to the Company’s proposed merger with Fundtech Ltd. (“Fundtech”), as such merger is described in greater detail below. The Proxy Statement is for a special meeting of the Company’s stockholders (the “Special Meeting”) to approve, among other things, the issuance of shares of the Company’s common stock in connection with the Fundtech transaction (the “Share Issuance”). On August 11, 2011, the Company filed a Current Report on Form 8-K (the “Form 8-K”), reporting the record date for the Special Meeting and the date of the Special Meeting. These dates will be reflected in the Company’s definitive proxy statement expected to be filed with the Securities and Exchange Commission (“Commission”) on Friday, August 19, 2011. This letter is in response to your oral comment received on August 17, 2011 and the Staff’s comment letter dated August 18, 2011, with respect to the timing of the record date for the Special Meeting in light of Rule 14a-13(a) and certain other matters. In response to your letter, set forth below are the Staff’s comments in italics followed by the Company’s responses. We have sent to your attention via courier delivery four (4) courtesy copies of this response letter.
Background
     On June 26, 2011, the Company, one of its wholly owned subsidiaries (“Merger Sub”) and Fundtech entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”),

Perry Hindin, Esq.
August 18, 2011

pursuant to which Merger Sub will merge with and into Fundtech, with Fundtech surviving and becoming a wholly owned subsidiary of the Company (the “Merger”). If the Merger is consummated, each Fundtech shareholder will receive 2.72 shares of the Company’s common stock for each Fundtech ordinary share that they own. The Merger is subject to certain closing conditions, including approval by the Company’s stockholders of the Share Issuance.
     Following execution of, and in accordance with, the Merger Agreement, the Company prepared and filed the Proxy Statement with the Commission. On August 9, 2011, the Staff orally notified the Company that it would not have substantive comments on the Proxy Statement. Upon receipt of that news, the Company convened a meeting of its Board of Directors (the “Board”) on August 11, 2011. At that meeting, the Board fixed September 22, 2011 as the date of the Special Meeting and August 18, 2011 as the record date for the Special Meeting. The Company then filed the Form 8-K, giving notice of the record date and date of the Special Meeting.
Preliminary Proxy Statement on Schedule 14A
1.  Please tell us how the Company has complied with Exchange Act Rule 14a-13(a)(3) with respect to this solicitation. Include in your response the date that the Company conducted the inquiry required by Rule 14a- 13(a)(1). It is our understanding that Broadridge was notified of the August 18 record date by the Company’s proxy solicitor on August 11, 2011.
Response:
          Under Rule 14a-13(a)(1), if a registrant knows that securities of any class entitled to vote at a meeting subject to proxy solicitation are held of record by a broker, dealer, voting trustee, bank, association or other entity that exercises fiduciary powers in nominee name or otherwise, the registrant is required to distribute so-called broker search cards, inquiring with respect to the beneficial ownership of the securities so held of record. The timing of such an inquiry is governed by Rule 14a-13(a)(3), which provides, in relevant part, that the registrant shall
“[m]ake the inquiry required by paragraph (a)(1) of this rule at least 20 business days prior to the record date of the meeting of security holders, or (i) [i]f such inquiry is impracticable 20 business days prior to the record date of a special meeting, as many days before the record date of such meeting as is practicable...”
          The Company’s proxy solicitor caused broker search cards, including the record date, to be issued on August 11, 2011. We respectfully submit that doing so was fully consistent with Rule 14a-13(a)(3).
          The Company had good cause for establishing the August 18 record date, including the following:
•	under Section 6.1 of the Merger Agreement, the Company was under a contractual obligation “as promptly as practicable following the date hereof [i.e. June 26, 2011]” to duly call, give notice of, and, in accordance with the requirements of applicable law, convene and hold a meeting of its stockholders to obtain approval of, among other things, the Share Issuance;

Perry Hindin, Esq.
August 18, 2011

•	the longer the Merger is pending, the greater the risk that customers, suppliers and others that deal with the Company will defer entering into contracts with the Company, defer making decisions concerning the Company or seek to change existing business relationships with the Company;

•	the longer the Merger is pending, the greater the risk that the Company will be unable to retain and motivate key personnel;

•	under Section 5.2 of the Merger Agreement, prior to the Merger’s consummation, the Company is constrained in the conduct of its business, including limitations on its ability to incur indebtedness, make acquisitions, modify employee benefit arrangements, hire new employees or officers, amend its organizational agreements, make capital expenditures and settle claims, any of which could materially impair the Company’s business; and

•	the proxy solicitor retained in connection with the Special Meeting has reported that 7 calendar days will be more than adequate to obtain timely response to broker search cards.
          We also respectfully submit that providing broker search cards 20 business days prior to the August 18 record date was impracticable within the meaning of Rule 14a-13(a)(3)(i). The Company did not anticipate clearing the Staff comment process on the Proxy Statement on August 9, 2011, and consequently the Company was not in a position to determine when a special meeting and associated record date could be fixed.1 For the same reason, the Company was not in a position to initiate a broker search inquiry because under Rule 14a-13(a)(1)(ii)(B) any such inquiry must include the record date of the applicable stockholder meeting.
          Acting as promptly as practicable, the Company convened a meeting of its directors on August 11, and the date of the Special Meeting and the related record date were fixed and published that same day. Only then was it practicable for the Company to issue broker search cards including that record date. The Company’s proxy solicitor caused broker search cards to be distributed on August 11, 2011.
          We note that impracticability of this nature appears to have been demonstrated to, and respected by, the Staff in the past. In a November 2010 letter responding to Staff comments to the preliminary and definitive proxy statements on Schedule 14A (File No. 1-12302, filed on October 12, 2010 and October 28, 2010, respectively) of Barnes & Noble, Inc. (“B&N”), counsel to B&N sought to explain why a record date only nine days after the mailing of broker search cards complied with Rule 14a-13. Further, in an October 8, 2009 letter responding to Staff comments to Amendment 3 to Form S-4 of Two Harbors Investment Corp. (File No. 333-160199, filed September 22, 2009), counsel to Two Harbors sought to explain why a record date only seven days after the mailing of broker search cards complied with Rule 14a-13:

[1]	In Release No. 34-20021, dated July 28, 1983, the Staff noted that the impracticability exception was added in response to commentators who asserted the “compliance with the proposal might not be possible in the context of certain special meetings of security holders called on short notice because issuers may not know 20 days in advance of the record date that such a meeting will be called.” This appears to be just such an instance.

Perry Hindin, Esq.
August 18, 2011

“Because Capitol announced the record date on September 17, 2009 and the date of the Special Meetings on September 24, 2009, it was not practicable to mail broker search letters 20 business days prior to the record date. Capitol mailed such broker search letters on September 17, 2009, and is therefore in compliance with Section 14a-13.”
          The fact that each of B&N and Two Harbors reported no change in their respective record dates suggests that the Staff did not dispute the impracticability of earlier broker search inquiry. As noted, all broker search cards have been distributed and the Company’s proxy solicitor has informed us that it has already received responses from all of the record holders. Accordingly, the Company notes that a period of less than 20 business days between the distribution of broker search cards and the record date has not harmed the Company’s stockholders, and the Company is able to distribute sufficient copies of its definitive proxy statement to its stockholders. While the absence of harm to stockholders does not impact the impracticability determination, the Company believes it is worth noting.
          On the basis of the foregoing, we respectfully submit that distributing broker search cards 20 business days prior to the Record Date was impracticable within the meaning of Rule 14a-13(a)(3)(i) and that the Company has complied with Rule 14a-13 with respect to the Special Meeting.
2. As discussed, please revise the proxy statement to disclose the solicitation in opposition to the merger filed by ACI Worldwide. Refer to Interpretation I.G.2 in our July 2001 Interim Supplement to the Telephone Interpretation Manual publicly available on our website at http://sec.gov/interps/telephone/phonesupplement3.htm.
          The Company acknowledges the Staff’s comment and will include the requested information in the proxy statement.
3. We note the disclosure on page 3 of the proxy statement indicating that SEC rules require the Company to seek an advisory vote with respect to certain payments that could become payable to named executive officers in connection with the Merger. As discussed, the SEC rules do not require such advisory vote under the circumstances described in the filing. Refer to Section II.D.4.c.i of Securities Act Release 33-9178 (January 25, 2011). Please revise the disclosure to correct this statement.
          The Company acknowledges the Staff’s comment and will revise the disclosure in the proxy statement to correct the statement.
4. Please revise the proxy statement to complete all blanks throughout the document. For example, we refer you to the tables on pages 52 and 53.
          The Company acknowledges the Staff’s comment and will complete all blanks in the proxy statement.
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          In connection with responding to the Staff’s comments, the Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          If you have any questions concerning this letter or if you would like any additional information, please do not hesitate to contact me at 202-637-5490.
Sincerely,
/s/ Daniel Keating
Daniel Keating, Esq.
cc: Gregory D. Orenstein